02041272

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of June, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Registrant hereby reports the following:

1. Mr. Aharon Michael has resigned from the Board on June 5, 2002, due to the strategic decision of Isal Amlat Investments (1993) Ltd. ("**Isal**"), the shareholder who nominated him, to focus its management attention on companies in its portfolio in which it has substantial influence and/or in which the amounts invested by Isal are material.
2. Two additional directors, Messrs. Zvi Greengold and Eli Ben-Mayor, have been appointed to the Company's Board of Directors, effective June 12, 2002.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Eyran Noy
VP Finance, CFO &
Company's Secretary

Dated: June 13, 2002